Exhibit (a)(5)(ii)

AdCare Commences Tender Offer for its
10% Convertible Subordinated Notes Due April 30, 2017

ATLANTA, GA, December 8, 2016—AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA), a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare, today announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 10% Convertible Subordinated Notes Due April 30, 2017 (the “Convertible Notes”). The purchase price offered is cash in an amount equal to $1,000 per $1,000 principal amount of the Convertible Notes purchased, plus accrued and unpaid interest to, but not including, the payment date. There is currently $7,700,000 aggregate principal amount of the Convertible Notes outstanding. The Tender Offer is being made on the terms and subject to the conditions set forth in the Company’s Offer to Purchase dated December 8, 2016 (the “Offer to Purchase”). The Offer to Purchase and the related letter of transmittal more fully set forth the terms of the Tender Offer.
The Tender Offer will expire at midnight, New York City time, at the end of Monday, January 9, 2017, unless extended or earlier terminated as described in the Offer to Purchase (such date and time, as the same may be extended, the “Expiration Time”). Tendered Convertible Notes may be withdrawn by holders at any time prior to the Expiration Time, and withdrawn Convertible Notes may be re-tendered by a holder at any time prior to the Expiration Time, in each case, in accordance with the procedures set forth in the Offer to Purchase.
The Company’s obligation to accept for purchase and to pay for Convertible Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is subject to the satisfaction or waiver, in the Company’s discretion, of the conditions described in the Offer to Purchase. Subject to applicable law, the Company may in its sole discretion waive or modify any conditions to, or terminate or extend, the Tender Offer.

Questions and Requests for Documents
Any questions or requests for assistance concerning the Tender Offer may be directed to AdCare Health Systems, Inc. at 454 Satellite Blvd. NW, Suite 100, Suwanee, Georgia 30024, Attention: Corporate Secretary, or (678) 869-5116. Requests for a copy of the Offer to Purchase, the related letter of transmittal or any other related documents may be directed to the same address and telephone number. The Tender Offer documents are also available online without charge on the website of the Securities and Exchange Commission at www.sec.gov.
This press release is for informational purposes only and is not an offer to purchase, or a solicitation of an offer to purchase, or a call for redemption of, any securities. The Tender Offer is being made

894632

Exhibit (a)(5)(ii)

solely pursuant to the Offer to Purchase and the related letter of transmittal, which set forth the complete terms of the Tender Offer.

About AdCare Health Systems
AdCare Health Systems, Inc. (NYSE MKT: ADK) (NYSE MKT: ADK.PRA) is a self-managed healthcare real estate investment company that invests primarily in real estate purposed for senior living and long-term healthcare through facility lease and sub-lease transactions. AdCare currently owns, leases or manages for third parties 29 facilities. For more information about AdCare, visit www.adcarehealth.com.

Important Cautions Regarding Forward-Looking Statements
Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "plans," "intends," "anticipates" and variations of such words or similar expressions, but their absence does not mean that the statement is not forward-looking. Forward-looking statements reflect management's beliefs and assumptions and are based upon information currently available to management and involve known and unknown risks, results, performance or achievements of AdCare, which may differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by AdCare with the Securities and Exchange Commission, including AdCare's Annual Report on Form 10-K for the year ended December 31, 2015, and AdCare’s subsequently filed Quarterly Reports on Form 10-Q. There is no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements. Except where required by law, AdCare undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

Company Contacts Bill McBride Chairman and CEO AdCare Health Systems, Inc. Tel (678) 368-4345 bill.mcbride@adcarehealth.com	Allan Rimland President and CFO AdCare Health Systems, Inc. Tel (678) 368-4402 allan.rimland@adcarehealth.com	Investor Relations Brett Maas Managing Partner Hayden IR Tel (646) 536-7331 brett@haydenir.com